Exhibit 99.1

Gridsum Reports Unaudited Fourth Quarter and Full Year 2016 Financial Results

BEIJING, March 15, 2017 (GLOBE NEWSWIRE) — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based data analytics solutions in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2016. The Company will hold a conference call at 8:30 p.m. Eastern Time on March 15, 2017, or 8:30 a.m. Beijing Time on March 16, 2017. Dial-in details are provided at the end of this release.

Fourth Quarter 2016 Financial Highlights

•	Net revenues increased by 66.7% to RMB153.5 million (US$22.1 million) from RMB92.1 million in the comparable period in 2015, driven by 62.7% growth in Enterprise revenues and 116.4% increase in e-Government and other revenues.

•	Gross profit increased by 70.0% to RMB131.7 million (US$19.0 million) from RMB77.5 million in the comparable period in 2015.

•	Income from operations increased by 133.2% to RMB7.3 million (US$1.0 million) from RMB3.1 million in the comparable period in 2015.

Full Year 2016 Financial Highlights

•	Net revenues increased by 70.4% to RMB400.3 million (US$57.6 million) from RMB234.8 million in the prior year, driven by 68.1% growth in Enterprise revenues and 101.6% increase in e-Government and other revenues.

•	Gross profit increased by 73.7% to RMB346.8 million (US$49.9 million) from RMB199.6 million in the prior year.

•	Loss from operations narrowed by 19.5% to RMB36.8 million (US$5.3 million) from RMB45.7 million in the prior year.

“We are delighted to report another quarter of solid growth in both our financial and operating performance,” stated Mr. Guosheng Qi, Chief Executive Officer of Gridsum. “Our topline continued to witness significant momentum in the quarter with revenues exceeding our expectations. This strong performance was driven by both new customer wins as well as an increase in average revenue per customer. In 2016, we had 395 total customers, representing a 28.7% year-over-year increase. Additionally, average revenue per customer increased by 35.5% year over year to RMB1.0 million. These solid metrics demonstrate that our innovative DNA is a core component of our success, and our commitment to strengthen our R&D capabilities remains robust. This is exemplified by the increase in the number of granted and pending patents, which have accumulated to over 60 and 1,500 as of December 31, 2016, respectively. In addition, we are pleased to announce that Gridsum has established a strategic alliance with Tencent Cloud, the cloud computing arm of Tencent Group that focuses on government and business customers. This collaboration will initially explore ways to jointly leverage both Tencent’s impressive bank of technology as well as our big-data, machine-learning platform focused toward products and solutions for the legal services sector. Going forward, we will continue to leverage our first-mover advantage, competitive product offerings as well as our leading big data, machine learning and artificial intelligence (AI) platform to further penetrate into new markets. We firmly believe in the immense market potential in China for Gridsum and our ability to seize upon these opportunities to generate significant value for our shareholders going forward.”

Mr. Michael Zhang, Chief Financial Officer of the Company, commented, “Driven by a 62.7% increase in Enterprise revenues and a 116.4% increase in e-Government and other revenues, our net revenues experienced solid growth of 66.7% year over year in the fourth quarter. Meanwhile, our 2016 full year revenues increased by 70.4% year over year. As our business grows, we will continue to invest to further strengthen our portfolio of products and the robustness of those products, as well as to broaden Gridsum’s market visibility with targeted investment into sales and marketing to fuel our continued growth. We will also continue to expand into new markets that possess significant growth potential and believe we are well positioned, with the right strategy, to capitalize on this dynamic growth momentum and further fortify our position as China’s leading cloud-based data analytics and enterprise SaaS provider.”

Fourth Quarter 2016 Financial Results

REVENUES: Net revenues for the fourth quarter of 2016 increased by 66.7% to RMB153.5 million (US$22.1 million) from RMB92.1 million in the comparable period in 2015, driven by strong growth in Enterprise revenues and e-Government and other revenues.

Enterprise revenues increased by 62.7% to RMB128.4 million (US$18.5 million) in the fourth quarter of 2016 from RMB78.9 million in the comparable period in 2015. This growth was due to an increased number of customers as well as increased average revenue per customer. e-Government and other revenues increased by 116.4% to RMB30.0 million (US$4.3 million) in the fourth quarter of 2016 from RMB13.9 million in the comparable period in 2015. This growth was due to the increased demand from both e-Government and Law Dissector customers.

COST OF REVENUES: Cost of revenues were RMB21.8 million (US$3.1 million), as compared with RMB14.6 million in the comparable period in 2015, mainly due to a RMB12.0 million increase in cost of software optimization services. The increase primarily reflects the increase in total revenues and the Company’s incremental investment in data security as a result of an increasing number of customers in the juridical system which have very high standards for the security of sensitive data.

GROSS PROFIT AND GROSS MARGIN: Gross profit for the fourth quarter of 2016 increased by 70.0% to RMB131.7 million (US$19.0 million) from RMB77.5 million in the comparable period in 2015. Gross margin for the fourth quarter of 2016 increased to 85.8%, as compared with 84.1% in the comparable period in 2015. The increase in gross margin was primarily attributable to the relatively larger portion of revenues coming from e-Government related sales. The level of gross margin was in line with the Company’s expectations.

OPERATING EXPENSES: Total operating expenses for the fourth quarter of 2016 were RMB124.4 million (US$17.9 million), as compared with RMB74.3 million in the comparable period in 2015. As a percentage of net revenues, operating expenses were 81.1%, as compared with 80.8% in the comparable period in 2015, primarily due to the increased sales and marketing expenses and research and development expenses.

•	Sales and marketing expenses were RMB50.9 million (US$7.3 million) in the fourth quarter of 2016, as compared with RMB23.9 million in the comparable period in 2015. The increase was primarily due to a RMB13.2 million increase in personnel costs and a RMB13.8 million increase in marketing expenses, professional fees and overhead allocation, reflecting the Company’s strategy to drive long-term topline growth through sustainable investment in marketing and promotion activities by leveraging the existing high sales efficiency of the Company’s business.

•	Research and development expenses were RMB47.5 million (US$6.8 million) in the fourth quarter of 2016, as compared with RMB33.0 million in the comparable period in 2015, including a RMB9.4 million increase in personnel costs, and a RMB6.8 million increase in overhead allocation, which was partially offset by a RMB1.7 million reduction of outsourcing costs. The increase primarily reflected the Company’s strong commitment to enhance its technology competency and innovation capabilities.

•	General and administrative expenses were RMB26.0 million (US$3.7 million) in the fourth quarter of 2016, as compared with RMB17.5 million in the comparable period in 2015. The increase was mainly due to a RMB3.5 million increase in personnel costs and a RMB5.0 million increase in professional fees, allowance for doubtful accounts and overhead allocation. As a percentage of net revenues, general and administrative expenses decreased to 16.9% in the fourth quarter, as compared with 19.0% in the comparable period of 2015.

INCOME FROM OPERATIONS: Income from operations for the fourth quarter of 2016 increased by 133.2% to RMB7.3 million (US$1.0 million), as compared with RMB3.1 million in the comparable period in 2015.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders for the fourth quarter of 2016 was RMB 23.4 million (US$3.4 million), as compared with RMB11.3 million in the comparable period in 2015. The increase was primarily due to a RMB23.7 million increase in income tax expenses and partially offset by the increase of income from operations.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expense, for the fourth quarter of 2016 was RMB20.8 million (US$3.0 million), as compared with RMB8.7 million in the comparable period in 2015.

EBITDA: Income before interest, income tax, depreciation and amortization for the fourth quarter of 2016 increased by 107.0% to RMB13.9 million (US$2.0 million), as compared with RMB6.7 million in the comparable period in 2015. The increase was mainly due to the increase of income from operation of RMB4.2 million, and an increased depreciation and amortization expenses of RMB3.7 million, partially offset by foreign exchange gain and other expenses of RMB0.7 million.

ADJUSTED EBITDA: Adjusted income before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, increased by 78.9% to RMB16.6 million (US$2.4 million) for the fourth quarter of 2016, as compared with RMB9.3 million in the comparable period in 2015.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders for the fourth quarter of 2016 narrowed by 30.1% to RMB0.79 (US$0.11), as compared with RMB1.13 in the comparable period in 2015.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders for the fourth quarter of 2016 narrowed by 19.5% to RMB0.70 (US$0.10), as compared with RMB0.87 in the comparable period in 2015.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the fourth quarter of 2016 was 29,702,394. As of December 31, 2016, total number of ordinary shares outstanding was 29,735,166.

Balance Sheet:

As of December 31, 2016, the Company had cash and cash equivalent of RMB524.5 million (US$75.5 million), and time deposit of RMB69.4 million (US$10.0 million).

Full Year 2016 Financial Results

REVENUES: Net revenues for the full year of 2016 increased by 70.4% to RMB400.3 million (US$57.6 million) from RMB234.8 million in the prior year, driven by strong growth in both Enterprise revenues and e-Government and other revenues.

Enterprise revenues increased by 68.1% to RMB350.0 million (US$50.4 million) in the full year of 2016 from RMB208.2 million in the prior year. e-Government and other revenues increased by 101.6% to RMB59.4 million (US$8.6 million) in the full year of 2016 from RMB29.5 million in the prior year. This growth was due to the increased demand from both the Company’s new and existing customers.

COST OF REVENUES: Cost of revenues were RMB53.5 million (US$7.7 million) in the full year of 2016, as compared with RMB35.2 million in the prior year. The increase was a result of a RMB14.7 million increase in the cost of software optimization services, a RMB3.6 million increase in cost of customer service consultants, and increased overhead allocation. The increase primarily reflects the Company’s incremental investment to enhance its data security capability.

GROSS PROFIT AND GROSS MARGIN: Gross profit for the full year of 2016 increased by 73.7% to RMB346.8 million (US$49.9 million) from RMB199.6 million in the prior year. Gross margin for the full year of 2016 increased to 86.6% from 85.0% in the prior year. The expansion in gross margin was primarily attributable to the relatively larger portion of revenues coming from e-Government related sales. e-Government and other revenues represented 14.5% of total revenues in 2016, as compared with 12.4% in the prior year.

OPERATING EXPENSES: Total operating expenses for the full year of 2016 were RMB383.5 million (US$55.2 million), as compared with RMB245.3 million in the prior year. As a percentage of net revenues, operating expenses declined to 95.8% from 104.4% in the prior year.

•	Sales and marketing expenses were RMB145.5 million (US$21.0 million) in the full year of 2016, as compared with RMB84.5 million in the prior year. The increase was primarily due to a RMB35.3 million increase in personnel costs, and a RMB25.7 million increase in marketing expenses, professional fees and overhead allocation.

•	Research and development expenses were RMB154.2 million (US$22.2 million) in the full year of 2016, as compared with RMB100.2 million in the prior year. The increase was primarily due to a RMB41.7 million increase in personnel costs, and a RMB12.3 million increase in outsourcing cost and overhead allocation. Research and development expenses in the full year of 2016 remained as the largest component of the operating expenses.

•	General and administrative expenses were RMB83.8 million (US$12.1 million) in the full year of 2016, as compared with RMB60.5 million in the prior year. The increase was mainly due to a RMB9.8 million increase in personnel costs, a RMB5.2 million increase in professional fees, and a RMB8.3 million increase in allowance for doubtful accounts and overhead allocation.

LOSS FROM OPERATIONS: Loss from operations narrowed by 19.5% to RMB36.8 million (US$5.3 million) in the full year of 2016 from RMB45.7 million in the prior year.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders for the full year of 2016 was RMB97.4 million (US$14.0 million), as compared with RMB85.2 million in the prior year.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expense, for the full year of 2016 was RMB86.8 million (US$12.5 million), as compared with RMB76.4 million in the prior year.

EBITDA: Loss before interest, income tax, depreciation and amortization for the full year of 2016 narrowed by 56.8% to RMB13.5 million (US$1.9 million), as compared with RMB31.2 million loss before interest, income tax, depreciation and amortization in the prior year.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, narrowed by 87.4% to RMB2.8 million (US$0.4 million) for the full year of 2016, as compared with RMB22.4 million adjusted loss before interest, income tax, depreciation and amortization in the prior year.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders for the full year of 2016 narrowed by 24.1% to RMB6.47 (US$0.93), as compared with RMB8.52 in the prior year.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders for the full year of 2016 narrowed by 24.6% to RMB5.76 (US$0.83), as compared with RMB7.64 in the prior year.

For purpose of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the full year of 2016 was 15,054,865.

Financial Outlook

For the full year of 2017, the Company expects net revenues to be in the range of RMB622 million to RMB634 million, representing approximately 57% year-over-year growth at the mid-point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Wednesday, March 15, 2017 at 8:30 pm U.S. Eastern Time, or Thursday, March 16, 2017 at 8:30 am Beijing Time to discuss its financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
Hong Kong:	+852-3018-6771
China Domestic:	400-620-8038
Conference ID:	80068202

The replay will be accessible through March 23, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	80068202

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.gridsum.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9430 to US$1.00, the noon buying rate in effect on December 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance.

About Gridsum

Gridsum Holding Inc. is a leading provider of cloud-based data analytics solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, Gridsum’s financial outlook as well as Gridsum’s strategic and operational plans contain forward-looking statements. Gridsum may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Gridsum’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; reduced demand for, and market acceptance of, Gridsum’s solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competitions in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

GRIDSUM HOLDING INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US $
ASSETS
Current assets:
Cash and cash equivalents	198,523	524,454	75,537
Time deposit	—	69,430	10,000
Accounts receivable, net	279,537	412,301	59,384
Prepayments and other current assets	107,046	160,087	23,057

Total current assets	585,106	1,166,272	167,978

Non-current assets:
Property, equipment and software, net	36,243	56,107	8,081
Other non-current assets	4,558	3,947	568

Total non-current assets	40,801	60,054	8,649

Total assets	625,907	1,226,326	176,627

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) /EQUITY
Current liabilities:
Short-term bank loan	—	65,093	9,375
Accounts payable	103,289	12,150	1,750
Salary and welfare payables	33,539	54,779	7,890
Taxes payable	16,484	66,589	9,591
Deferred revenues	31,308	50,110	7,217
Advance from customers	104,605	106,570	15,349
Accrued expenses and other current liabilities	70,908	58,473	8,422

Total current liabilities	360,133	413,764	59,594

Total liabilities	360,133	413,764	59,594

Mezzanine equity:
Preferred shares	476,018	—	—

Total mezzanine equity	476,018	—	—

Shareholders’ (deficit)/equity:
Total Gridsum shareholders’ (deficit)/equity	(210,628)	812,231	116,985
Noncontrolling interests	384	331	48

Total shareholders’ (deficit)/equity	(210,244)	812,562	117,033

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	625,907	1,226,326	176,627

GRIDSUM HOLDING INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for shares, per share and per ADS data)

	For the Three Months Ended				For the Year Ended December 31
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	2015	2016	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Enterprise	78,945	87,631	128,408	18,495	208,157	349,957	50,404
e-Government and other	13,867	12,758	30,008	4,322	29,467	59,414	8,557
Less: Business tax and surcharges	(751)	(1,671)	(4,942)	(712)	(2,785)	(9,112)	(1,312)

Net revenues	92,061	98,718	153,474	22,105	234,839	400,259	57,649
Cost of revenues	(14,603)	(11,670)	(21,794)	(3,139)	(35,237)	(53,487)	(7,704)

Gross profit	77,458	87,048	131,680	18,966	199,602	346,772	49,945

Operating expenses:
Sales and marketing expenses	(23,852)	(42,328)	(50,942)	(7,337)	(84,548)	(145,484)	(20,954)
Research and development expenses	(33,016)	(39,777)	(47,508)	(6,843)	(100,186)	(154,241)	(22,215)
General and administrative expenses	(17,472)	(20,372)	(25,959)	(3,739)	(60,540)	(83,797)	(12,069)

Total operating expenses	(74,340)	(102,477)	(124,409)	(17,919)	(245,274)	(383,522)	(55,238)

Income/ (Loss) from operations	3,118	(15,429)	7,271	1,047	(45,672)	(36,750)	(5,293)

Other income/(expense):
Foreign currency exchange (loss)/ gain	(244)	(219)	279	40	1,339	(829)	(119)
Interest income/(expense), net	27	(63)	(1,460)	(210)	80	(1,334)	(192)
Other income/(expense), net	111	1,088	(1,117)	(161)	111	(446)	(64)

Income/ (Loss) before income tax	3,012	(14,623)	4,973	716	(44,142)	(39,359)	(5,668)
Income tax expense	(4,693)	—	(28,387)	(4,089)	(4,693)	(28,387)	(4,089)

Net Loss	(1,681)	(14,623)	(23,414)	(3,373)	(48,835)	(67,746)	(9,757)
Less: Net loss attributable to noncontrolling interests	(12)	(16)	(10)	(1)	(16)	(53)	(8)
Net loss attributable to Gridsum Holding Inc.	(1,669)	(14,607)	(23,404)	(3,372)	(48,819)	(67,693)	(9,749)
Accretions to preferred shares redemption value	(5,360)	(5,675)	—	—	(19,707)	(16,725)	(2,409)
Cumulative dividend to preferred shareholders	(4,235)	(4,319)	—	—	(16,642)	(12,978)	(1,869)

Net loss attributable to Gridsum’s ordinary shareholders	(11,264)	(24,601)	(23,404)	(3,372)	(85,168)	(97,396)	(14,027)

Net loss	(1,681)	(14,623)	(23,414)	(3,373)	(48,835)	(67,746)	(9,757)
Foreign currency translation adjustment, net of nil tax	(8,020)	(2,240)	21,574	3,107	(19,372)	8,173	1,177

Comprehensive loss	(9,701)	(16,863)	(1,840)	(266)	(68,207)	(59,573)	(8,580)

Less: Comprehensive loss attributable to noncontrolling interests	(12)	(16)	(10)	(1)	(16)	(53)	(8)
Comprehensive loss attributable to Gridsum Holding Inc.	(9,689)	(16,847)	(1,830)	(265)	(68,191)	(59,520)	(8,572)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders calculations:
Basic and diluted	10,000,000	10,407,178	29,702,394	29,702,394	10,000,000	15,054,865	15,054,865
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.13)	(2.36)	(0.79)	(0.11)	(8.52)	(6.47)	(0.93)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.13)	(2.36)	(0.79)	(0.11)	(8.52)	(6.47)	(0.93)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for shares, per share and per ADS data)

	For the Three Months Ended				For the Year Ended December 31
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	2015	2016	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(11,264)	(24,601)	(23,404)	(3,372)	(85,168)	(97,396)	(14,027)
Share-based compensation	2,536	2,709	2,648	381	8,806	10,629	1,531
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(8,728)	(21,892)	(20,756)	(2,991)	(76,362)	(86,767)	(12,496)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	10,000,000	10,407,178	29,702,394	29,702,394	10,000,000	15,054,865	15,054,865
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.13)	(2.36)	(0.79)	(0.11)	(8.52)	(6.47)	(0.93)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.13)	(2.36)	(0.79)	(0.11)	(8.52)	(6.47)	(0.93)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(0.87)	(2.10)	(0.70)	(0.10)	(7.64)	(5.76)	(0.83)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(0.87)	(2.10)	(0.70)	(0.10)	(7.64)	(5.76)	(0.83)
Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(1,681)	(14,623)	(23,414)	(3,373)	(48,835)	(67,746)	(9,757)
Interest (income)/expense, net	(27)	63	1,460	210	(80)	1,334	192
Income tax expenses	4,693	—	28,387	4,089	4,693	28,387	4,089
Depreciation and amortization expenses	3,744	6,224	7,496	1,080	13,048	24,572	3,539
EBITDA	6,729	(8,336)	13,929	2,006	(31,174)	(13,453)	(1,937)
Share-based compensation	2,536	2,709	2,648	381	8,806	10,629	1,531
Adjusted EBITDA	9,265	(5,627)	16,577	2,387	(22,368)	(2,824)	(406)

Investor Relation Contact:

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-2510

Email: IR@gridsum.com